UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 6)

Kraft Foods Inc.

(Name of Issuer)

Class A common stock, no par value per share

(Title of Class of Securities)

50075N104 (CUSIP Number)

March 30, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 50075N104	13G

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Altria Group, Inc. I.R.S. Identification No.: 13-3260245
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N.A. (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0 Class A Common(1) 0 Class B Common(1)
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 0 Class A Common(1) 0 Class B Common(1)
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0% Class A Common(1) 0% Class B Common(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0 of total outstanding shares(1) 0% of total voting power(1)
12.	TYPE OF REPORTING PERSON CO
(1)	See response to Item 4.

This filing amends the Schedule 13G dated February 14, 2007 to update the Reporting Person’s shares beneficially owned as of March 30, 2007. The Schedule 13G is hereby amended and restated in its entirety as follows:

Item 1	(a).	Name of Issuer: Kraft Foods Inc., a Virginia corporation

Item 1	(b).	Address of Issuer’s Principal Executive Office: Three Lakes Drive, Northfield, Illinois 60093

Item 2	(a).	Name of Person Filing: This statement is being filed by Altria Group, Inc. (“Altria”).

Item 2	(b).	Address of Principal Business Office or, if None, Residence: The address of Altria’s principal business office is 120 Park Avenue, New York, New York 10017.

Item 2	(c).	Citizenship: Altria is a Virginia corporation.

Item 2	(d).	Title of Class of Securities: Class A common stock, no par value per share.

Item 2	(e).	CUSIP Number: 50075N104.

Item 3.	This Statement is not filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c).

Item 4.	Ownership.

Presently, Altria owns 0 shares of Class A common stock, and 0 shares of Class B common stock of the Issuer.

On March 1, 2007, Altria sold to the Issuer 1,449,240 shares of the Issuer’s Class A common stock held by Altria to satisfy the issuance of shares upon exercise of certain options. Following such sale, Altria owned 275,000,000 shares of Class A common stock of the Issuer.

Between January 1, 2007 and February 28, 2007, 29,550 shares of the Issuer’s Class A common stock held by Altria were used to satisfy employee option exercises.

On March 28, 2007, Altria converted its 1,180,000,000 Class B shares of Issuer common stock, which carried ten votes per share, into an equal number of Class A shares, which carry one vote per share.

On March 30, 2007, Altria distributed all of the 1,455,000,000 shares of Kraft Class A common stock owned by Altria to Altria’s shareholders as a stock dividend. As a result of the distribution, Altria no longer owns any shares of Kraft common stock.

(a) Amount beneficially owned: 0% Class A Common. 0% Class B Common.

(b) Percent of class: 0% of the total outstanding shares. 0% of the total voting power.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0 Class A Common. 0 Class B Common.

(ii) Shared power to vote or to direct the vote: 0.

(iii) Sole power to dispose or to direct the disposition of: 0 Class A Common. 0 Class B Common.

(iv) Shared power to dispose or to direct the disposition of: 0.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certifications. Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2007	ALTRIA GROUP, INC.

	By:	/s/ G. Penn Holsenbeck
	Name:	G. Penn Holsenbeck
	Title:	Vice President, Associate General Counsel and Corporate Secretary